

January 22, 2024

Tim Hoi Ching
Chief Executive Officer
Raytech Holding Ltd
Unit 609, 6/F, Nan Fung Commercial Centre
No. 19 Lam Lok Street
Kowloon Bay, Hong Kong

> **Re: Raytech Holding Ltd**
> **Amendment No. 2 to Form F-1**
> **Filed January 18, 2024**
> **File No. 333-275197**

Dear Tim Hoi Ching:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Form F-1

Related Party Transactions, page 110

1. We note from your disclosures on pages F-23 and F-41 that you have an outstanding amount due from a director ($99,776) as of September 30, 2023. Please clarify, or revise as necessary, your statement that the amount due from a director was wholly settled in cash subsequently in July 2023.

2. Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of the initial public offering, or tell us why this provision does not apply to the loan to Mr. Ching disclosed in this section.

   Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Arila Zhou